HIVE BLOCKCHAIN TECHNOLOGIES LTD.

June 2, 2020

HIVE Announces Anticipated Cost Reductions and Higher Computing
Efficiency from New Agreements for Iceland Operation

Vancouver, Canada – HIVE Blockchain Technologies Ltd. (TSX.V:HIVE) (OTCQX:HVBTF) (FSE: HBF) (the “Company” or “HIVE”) is pleased to announce that it has entered into new agreements, effective June 1, 2020, for hosting and management of its GPU-based high performance computing equipment in Iceland which are anticipated to significantly improve the profitability profile of operations in the country.

The agreements are anticipated to result in an approximately 50% reduction in monthly facilities and operations costs vs HIVE’s prior service provider agreement, an upgrade in colocation facilities, and improved efficiency and output of HIVE’s GPU operations.

“Our assumption of direct control of our operations in Iceland, and these new hosting and management agreements, are expected to significantly lower our cost to mine Ethereum or other digital currencies, and improve mining performance from our GPUs, thereby increasing our gross mining margins in Iceland,” explained Frank Holmes, Interim Executive Chairman of HIVE. “Further, we now have full control of our operations and destiny globally. This is an important step in our approximately 18-month process to increase transparency, accountability and profitability across our mining operations. We wish to thank Genesis Mining for their assistance in our transition processes in Iceland and in Sweden last fall, and we look forward to providing value to them as a HIVE shareholder along with our other shareholders.”

Under the first agreement, a subsidiary of HIVE has engaged Advania Data Centers ehf under an initial two-year agreement for hosting and related colocation services for its approximately 4,000 GPU-based mining rigs, including hosting, power usage, shelving, datacenter operations and maintenance, and security. The annual service, power and Internet access availability goal is 99.8%. Initial power provided will be for approximately 3.45 megawatts, though HIVE has the option to expand its operations by approximately 40%. The combination of competitively priced, 100% sustainable green energy, an optimized climate for data centers and Advania’s innovative data center design enables direct air cooling to mitigate power consumption for cooling.

Under the second agreement, HIVE has expanded its previously announced relationship with Blockbase Group DWC-LLC (“Blockbase”) to provide software services for and optimize effectiveness of its GPUs in Iceland. Blockbase is already providing similar services for HIVE’s flagship GPU-based high performance computing facility in Sweden.

The timing for the transition of software management of HIVE’s GPU-based miners from Genesis to Blockbase will depend on travel and related restrictions related to COVID-19.

About HIVE Blockchain Technologies Ltd.

HIVE Blockchain Technologies Ltd. is a growth oriented, TSX.V-listed company building a bridge from the blockchain sector to traditional capital markets. HIVE owns state-of-the-art digital currency mining facilities in Canada, Sweden, and Iceland which produce newly minted digital currencies like Bitcoin and Ethereum continuously. Our deployments provide shareholders with exposure to the operating margins of digital currency mining as well as a growing portfolio of crypto-coins.

For more information and to register to HIVE’s mailing list, please visit www.HIVEblockchain.com. Follow @HIVEblockchain on Twitter and subscribe to HIVE’s YouTube channel.

On Behalf of HIVE Blockchain Technologies Ltd.

“Frank Holmes”

Interim Executive Chairman

For further information please contact:

Frank Holmes

Tel: (604) 664-1078

info@hiveblockchain.com

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this news release.

Forward-Looking Information

Except for the statements of historical fact, this news release contains “forward-looking information” within the meaning of the applicable Canadian securities legislation that is based on expectations, estimates and projections as at the date of this news release. The information in this news release that are forward- looking information, include: the new agreements for hosting and management of the Company’s computing equipment in Iceland; the anticipated significant improvement to the profitability profile of the Company’s operations in Iceland, including quantum estimates in reduction in monthly facility and operation costs, upgraded colocation facilities, improved efficiency and output of GPU operations and increase in gross mining margins; the timing for the transition of software management of HIVE’s GPU- based miners from Genesis to Blockbase; and the intentions, plans and future actions of the Company.

This forward-looking information is based on reasonable assumptions and estimates of management of the Company at the time it was made, and involves known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking information. Such factors include, among others: the COVID 19 crisis; the Company may not achieve expected improvement in profitability or gross margins for its operations in Iceland in the quantum as currently anticipated, or at all; the Company may not reduce monthly facility and operations costs, or upgrade colocation facilities or improve efficiency and output of GPU operations as currently anticipated, or at all; the transition of miners from Genesis to Blockbase software management at Advania’s datacenters may take longer than anticipated; the new agreements for hosting and management of the Company’s assets in Iceland may not lead to any economic benefits to the Company; the digital currency market; the ability to successfully mine digital currency; revenue may not increase as currently anticipated, or at all; it may not be possible to profitably liquidate the current digital currency inventory, or at all; a decline in digital currency prices may have a significant negative impact on operations; the volatility of digital currency prices; the Company may never realize more efficient operations, a lower cost structure, or greater flexibility in operation; risks relating to the global economic climate; dilution; and other related risks as more fully set out in the Company’s continuous disclosure record filed at www.sedar.com. The Company has also assumed that the new agreements for hosting and management of the Company’s computing equipment in Iceland will lead to increased profitability and gross mining margins; and that no significant events occur outside of the Company’s normal course of business. Although the Company has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking information. The Company undertakes no obligation to revise or update any forward -looking information other than as required by law.